Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

September 9, 2019

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Class Action

On September 8, 2019, Bezeq received a motion for approval of a class action lawsuit filed on the same day at the Tel Aviv District Court.

The motion follows a decision dated September 4, 2019 of the Director-General of the Competition Authority regarding abuse of Bezeq’s position (a decision about which Bezeq issued a report the following day).

The motion alleges that the acts and failures to act of Bezeq as described in the Competition Authority’s decision (blocking the competitors of Bezeq to access Bezeq’s infrastructure through the building access section, as well as the refusal to lay down cables in a certain way and instead choosing to install cables in inferior, expensive and problematic ways without actual justification) caused consumer harm.

The definition of the group on whose behalf the class action will be filed is anyone who purchased wired communications services in Israel, between July 2015 and March 2018, regardless of whether they purchased these communication services specifically from Bezeq. The total damage to the group is estimated by the applicant at NIS 400 million (based on personal damage of NIS 400 per group member multiplied by the amount of one million Israeli residents who were allegedly harmed by the alleged activity), which is the loss of the lower rates in the communication packages that members of the group could have enjoyed if not for Bezeq’s alleged actions or failures.

Bezeq is studying the application and cannot assess its chances at this time.

Sincerely,

Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.